Exhibit (a)(1)(iii)

__________, 2009

Dear Shareholder:

ACP Funds Trust has received and accepted for purchase your tender of all or a portion of your Shares in __________________________ (the “Fund”).

Because you have tendered and the Fund has purchased all or a portion of your Shares, you have been issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an Initial Payment in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of one-hundred percent (100%) of the estimated value of the repurchased Shares. A Shareholder that tenders a partial Interest, which is ninety percent (90%) or more of the Shareholder’s Shares, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) within thirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) in order to fund the repurchase of Shares, within ten (10) business days after the Fund has received at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Master Fund.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Shareholders whose Shares will be liquidated because they tendered ninety percent (90%) or more of their Shares will receive a Contingent Payment.

The terms of the Note provide that the Balance Due, after payment of the Initial Payment, if any, will be determined and generally paid within approximately sixty (60) days after the Net Asset Value Determination Date. This amount will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.  You will remain a Shareholder of the Fund with respect to your Shares in the Fund that you did not tender, if applicable.

All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Offer to Purchase and Letter of Transmittal.

Should you have any questions, please call your financial advisor or broker, or you may call Ascendant Capital Partners, LP at (610) 688-4180.

Sincerely,
ACP Funds Trust